UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 23, 2026, EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice (the “MVLS Notice”) from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), indicating that the Company had failed to maintain a Minimum Market Value of Listed Securities (“MVLS”) of $35 million over the last 32 consecutive business days as required by the Nasdaq Listing Rule 5550(b)(2).

On May 28, 2026, the Company received a written notice from Nasdaq stating that the Company’s Market Value of Listed Securities has been $35 million or greater for ten consecutive business days from May 13 to May 27, 2026, and therefore the Company has regained compliance with the MVLS requirement for continued listing on the Nasdaq Capital Market.

Exhibits

99.1	Press release dated June 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 1, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer